

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2019

Jeremy Tian
Chief Executive Officer
Tian Tian Inc
800 W. El Camino Suite 180
Mountain View, CA 94040

      Re: Tian Tian Inc
          Offering Statement on Form 1-A
          Filed May 31, 2019
          File No. 024-11009

Dear Mr. Tian:

     Our preliminary review of your filing indicates that it fails to comply with the requirements of the form or the terms, conditions or requirements of Regulation A. Because of these serious deficiencies, you should not assume that your filing constitutes a Preliminary Offering Circular or that the Regulation A exemption from Securities Act registration is available for this transaction.

     We will not perform a detailed examination of the filing and we will not issue comments on the filing at this time. We suggest that you consider filing a substantive amendment to correct the deficiencies. If you were to request qualification of the offering statement in its present form, we would likely recommend that the Commission deny the request and take any other appropriate action under Regulation A.

Please contact XXXX at XXXX with any questions.

                               Sincerely,

                               Division of Corporation Finance
                               Office of Transportation and Leisure